                                                                  SUB-ITEM 77D

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                             AIM EQUITY FUNDS, INC.



Effective February 3, 2000, AIM Charter Fund (the "fund'") seeks to meet its investment objectives by investing at least 65% of its total assets in securities of established companies that have long-term above-average growth in earnings and dividends, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings and dividends. The portfolio managers consider whether to sell a particular security when they believe the security no longer has that potential. The fund may also invest up to 20% of its total assets in foreign securities.